EyeCare Centers of America, Inc.

Ratio of Earnings to Fixed Charges

Exhibit 12.1

	12/27/03	01/01/05	12/31/05	12/30/06	12/29/2007
Net earnings (loss)	25,807	16,846	(2,804)	10,768	25,178
Add: Income tax provision (benefit)	(9,600)	5,302	4,242	11,885	16,462

	16,207	22,148	1,438	22,653	41,640

Fixed Charges:
Interest expense, net	20,200	20,216	28,969	31,599	25,996
Interest factor portion of rent expense	8,768	8,881	9,029	9,575	10,286

Total fixed charges	28,968	29,097	37,998	41,174	36,282

Earnings (loss) before income taxes and fixed charges	45,175	51,245	39,436	63,827	77,922

Ratio of earnings to fixed charges	1.56	1.76	1.04	1.55	2.15